BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

1830 Route 130 South

Burlington, New Jersey 08016

(609) 387-7800

December 27, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:    James Allegretto and Ramin Olson

Re:	Burlington Coat Factory Warehouse Corporation

Request to Withdraw Post-Effective Amendment No. 1 to Registration

Statement on Form S-4

File No. 333-175594

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Burlington Coat Factory Warehouse Corporation (the “Issuer”) and each of the co-registrants listed on Annex A hereto (the “Guarantors,” and together with the “Issuer,” the “Registrants”) hereby respectfully apply to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”).

The Amendment was filed in connection with an exchange offer for the Issuer’s 10% Senior Notes due 2019 in the aggregate principal amount of $450 million in exchange for up to $450 million in aggregate principal amount of 10% Senior Notes due 2019 which have been registered under the Securities Act of 1933, as amended. The Amendment contained a typographical error, as the box on the cover page, indicating that the Amendment was a post-effective amendment being filed pursuant to Rule 462(d) under the Securities Act was not checked and should have been. The Registrants subsequently filed a corrected amendment with the Commission on December 2, 2011.

Please provide the Registrants with a facsimile copy of the order consenting to the withdrawal of the Amendment as soon as it is available.

Please do not hesitate to contact Joshua N. Korff or Christopher A. Kitchen of Kirkland & Ellis LLP at (212) 446-4943 or (212) 446-4988, respectively, with any questions you may have.

Sincerely,

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

By:	/s/ Paul Tang
	Name:	Paul Tang
	Title:	Executive Vice President and General Counsel

EACH OF THE CO-REGISTRANTS LISTED ON ANNEX A HERETO

By:	/s/ Paul Tang
	Name:	Paul Tang
	Title:	Executive Vice President and General Counsel

cc:	Joshua N. Korff

Christopher A. Kitchen

Kirkland & Ellis LLP

Annex A

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory of Alabama, LLC	Alabama

Burlington Coat Factory Realty of Huntsville, LLC	Alabama

Burlington Coat Factory Warehouse of Anchorage, Inc.	Alaska

Burlington Coat Factory Realty of Mesa, Inc.	Arizona

Burlington Coat Factory Realty of Desert Sky, Inc.	Arizona

Burlington Coat Factory of Arizona, LLC	Arizona

Burlington Coat Factory of Arkansas, LLC	Arkansas

Burlington Coat Factory Realty of Dublin, Inc.	California

Burlington Coat Factory Realty of Florin, Inc.	California

Burlington Coat Factory Realty of Ventura, Inc.	California

Baby Depot of California, LLC	California

Burlington Coat Factory of California, LLC	California

Burlington Coat Factory of San Bernardino, LLC	California

MJM Designer Shoes of California, LLC	California

Burlington Coat Factory of Colorado, LLC	Colorado

Burlington Coat Realty of East Windsor, Inc.	Connecticut

Burlington Coat Factory of Connecticut, LLC	Connecticut

Cohoes Fashions of Connecticut, LLC	Connecticut

Burlington Coat Factory of Texas, Inc.	Delaware

C.F.I.C. Corporation	Delaware

Burlington Coat Factory Realty Corp.	Delaware

Burlington Coat Factory of Delaware, LLC	Delaware

MJM Designer Shoes of Delaware, LLC	Delaware

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory Investments Holdings, Inc.	Delaware

Burlington Coat Factory of Texas, L.P.	Delaware

Burlington Coat Factory Realty of University Square, Inc.	Florida

Burlington Coat Factory Realty of Coral Springs, Inc.	Florida

Burlington Coat Factory Realty of West Colonial, Inc.	Florida

Burlington Coat Factory Realty of Orlando, Inc.	Florida

Burlington Coat Factory Realty of Sarasota, Inc.	Florida

K&T Acquisition Corp.	Florida

Burlington Coat Factory of Florida, LLC	Florida

MJM Designer Shoes of Florida, LLC	Florida

Bee Ridge Plaza, LLC	Florida

Burlington Coat Factory Warehouse of Atlanta, Inc.	Georgia

Burlington Coat Factory Realty of Morrow, Inc.	Georgia

Burlington Coat Factory of Georgia, LLC	Georgia

Burlington Coat Factory of Hawaii, LLC	Hawaii

Burlington Coat Factory of Idaho, LLC	Idaho

Burlington Coat Factory Warehouse of East St. Louis, Inc.	Illinois

Burlington Coat Realty of Gurnee, Inc.	Illinois

Burlington Coat Factory Realty of Bloomingdale, Inc.	Illinois

Burlington Coat Factory Realty of River Oaks, Inc.	Illinois

Burlington Coat Factory of Illinois, LLC	Illinois

Burlington Coat Factory Realty of Greenwood, Inc.	Indiana

Burlington Coat Factory of Indiana, LLC	Indiana

Burlington Coat Factory of Iowa, LLC	Iowa

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory of Kansas, LLC	Kansas

Burlington Coat Factory of Kentucky, Inc.	Kentucky

Burlington Coat Factory of Louisiana, LLC	Louisiana

Burlington Coat Factory of Maine, LLC	Maine

Burlington Coat Factory of Maryland, LLC	Maryland

Burlington Coat Factory Realty of North Attleboro, Inc.	Massachusetts

Burlington Coat Factory of Massachusetts, LLC	Massachusetts

Cohoes Fashions of Massachusetts, LLC	Massachusetts

Burlington Coat Factory Warehouse of Detroit, Inc.	Michigan

Burlington Coat Factory Warehouse of Grand Rapids, Inc.	Michigan

Burlington Coat Factory Warehouse of Redford, Inc.	Michigan

Burlington Coat Factory of Michigan, LLC	Michigan

Burlington Coat Factory of Minnesota, LLC	Minnesota

Burlington Coat Factory of Mississippi, LLC	Mississippi

Burlington Coat Factory Realty of Des Peres, Inc.	Missouri

Burlington Coat Factory of Missouri, LLC	Missouri

Burlington Coat Factory of Montana, LLC	Montana

Burlington Coat Factory of Nebraska, LLC	Nebraska

Burlington Coat Realty of Las Vegas, Inc.	Nevada

Burlington Coat Factory of Nevada, LLC	Nevada

Burlington Coat Factory of New Hampshire, LLC	New Hampshire

Burlington Coat Factory Direct Corporation	New Jersey

Burlington Coat Factory Warehouse of Edgewater Park, Inc.	New Jersey

Burlington Coat Factory Warehouse of New Jersey, Inc.	New Jersey

Co-Registrant	Jurisdiction of Organization
MJM Designer Shoes of Moorestown, Inc.	New Jersey

Super Baby Depot of Moorestown, Inc.	New Jersey

Burlington Coat Factory Realty of Edgewater Park, Inc.	New Jersey

Burlington Coat Factory Realty of Paramus, Inc.	New Jersey

Burlington Coat Factory Realty of Pinebrook, Inc.	New Jersey

Burlington Coat Factory Warehouse of Edgewater Park Urban Renewal Corp.	New Jersey

Burlington Coat Factory of New Jersey, LLC	New Jersey

Cohoes Fashions of New Jersey, LLC	New Jersey

MJM Designer Shoes of New Jersey, LLC	New Jersey

Burlington Coat Factory of New Mexico, LLC	New Mexico

LC Acquisition Corp.	New York

Georgetown Fashions Inc.	New York

Monroe G. Milstein, Inc.	New York

Burlington Coat Factory Realty of Yonkers, Inc.	New York

Burlington Coat Factory of New York, LLC	New York

Cohoes Fashions of New York, LLC	New York

MJM Designer Shoes of New York, LLC	New York

Burlington Coat Factory of North Carolina, LLC	North Carolina

Burlington Coat Factory of North Dakota, LLC	North Dakota

Burlington Coat Factory Warehouse of Cleveland, Inc.	Ohio

Burlington Coat Factory of Ohio, LLC	Ohio

Burlington Coat Factory Realty of Tulsa, Inc.	Oklahoma

Burlington Coat Factory of Oklahoma, LLC	Oklahoma

Burlington Coat Factory of Oregon, LLC	Oregon

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory Warehouse Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Cheltenham, Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Langhorne, Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Montgomeryville, Inc.	Pennsylvania

Burlington Coat Factory Realty of West Mifflin, Inc.	Pennsylvania

Burlington Coat Factory Realty of Langhorne, Inc.	Pennsylvania

Burlington Coat Factory Realty of Whitehall, Inc.	Pennsylvania

Burlington Factory Warehouse of Reading, Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Bristol, LLC	Pennsylvania

Burlington Coat Factory of Pennsylvania, LLC	Pennsylvania

MJM Designer Shoes of Pennsylvania, LLC	Pennsylvania

Burlington Coat Factory of Puerto Rico, LLC	Puerto Rico

Cohoes Fashions of Cranston, Inc.	Rhode Island

Burlington Coat Factory of Rhode Island, LLC	Rhode Island

Burlington Coat Factory Warehouse of Charleston, Inc.	South Carolina

Burlington Coat Factory of South Carolina, LLC	South Carolina

Burlington Coat Factory of South Dakota, LLC	South Dakota

Burlington Coat Factory Warehouse of Hickory Commons, Inc.	Tennessee

Burlington Coat Factory Warehouse of Memphis, Inc.	Tennessee

Burlington Coat Factory Warehouse of Shelby, Inc.	Tennessee

Burlington Coat Factory Realty of Memphis, Inc.	Tennessee

Burlington Coat Realty of Plano, Inc.	Texas

Burlington Coat Factory Warehouse of Baytown, Inc.	Texas

Co-Registrant	Jurisdiction of Organization
M J M Designer Shoes of Texas, Inc.	Texas

Burlington Coat Realty of Houston, Inc.	Texas

Burlington Coat Factory Realty of Westmoreland, Inc.	Texas

Burlington Coat Factory Realty of Bellaire, Inc.	Texas

Burlington Coat Factory Realty of El Paso, Inc.	Texas

Burlington Coat Factory of Utah, LLC	Utah

Burlington Coat Factory of Vermont, LLC	Vermont

BCF Cards, Inc.	Virginia

Burlington Coat Factory Warehouse of Coliseum, Inc.	Virginia

Burlington Coat Realty of Potomac, Inc.	Virginia

Burlington Coat Factory Realty of Fairfax, Inc.	Virginia

Burlington Coat Factory Realty of Coliseum, Inc.	Virginia

Burlington Coat Factory of Virginia, LLC	Virginia

Burlington Coat Factory of Pocono Crossing, LLC	Virginia

Burlington Coat Factory Realty of Franklin, Inc.	Washington

Burlington Coat Factory of Washington, LLC	Washington

Burlington Coat Factory of West Virginia, LLC	West Virginia

Burlington Coat Factory of Wisconsin, LLC	Wisconsin